SEC FILE NO. 001-32552
CUSIP NUMBER 47023A309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 3, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Jamba, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

3001 Dallas Pkwy, Suite 700

City, State and Zip Code:

Frisco, Texas 75034

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As of March 20, 2017, the filing deadline for its Annual Report on Form 10-K for 2016 (“Annual Report”), Jamba, Inc. (the “Company”) had not yet completed its financial statements. As a result, the Company’s independent registered public accounting firm, KPMG LLP, has not completed their audit of the Company’s financial statements and the assessment of the Company’s internal control over financial reporting. The Company cannot eliminate the reasons causing the inability to file timely without unreasonable effort or expense. The Company intends to file the Annual Report as soon as practicable after completion of the audit. While the Company continues to work expeditiously to complete its financials and file its Form 10-K as soon as practicable, the Company does not anticipate filing the Form 10-K within the fifteen-day period provided by Rule 12b-25.

The delay in completion of the Company’s financial statements has been primarily caused by transition issues stemming from the Company relocation of its corporate headquarters from Emeryville, California to Frisco, Texas in the second half of 2016.  While the Company had implemented a transition plan to mitigate the risk relating to the relocation, the relocation and resulting replacement and training of personnel Company wide and transition of Company operating knowledge created unanticipated difficulties and delays in completing the Company’s year-end financials. The Company’s delay was also contributed to, in part, by the complexities with addressing the number of Company non-routine transactions which occurred in 2016, many of which related to the Company’s transition.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marie Perry	(469)	294-9600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in Part III, the Company requires additional time to finalize its financial statements to be filed as part of its Form 10-K for its fiscal year ended January 3, 2017 as it completes its regular year-end closing process. As a result, the Company is unable to provide a reasonable estimate of the results at this time but has provided an update with respect to 2016 performance in its press release dated March 20, 2017.

Forward-Looking Statements

Certain statements in this filing are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those involving future events and future results that are based on current expectations, estimates, forecasts, and projections as well as the current beliefs and assumptions of the Company’s management. Words such as “outlook”, “believes”, “expects”, “appears”, “may”, “will”, “should”, “anticipates”, or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. Any statement that is not a historical fact, including estimates, projections, future trends and the outcome of events that have not yet occurred, is a forward-looking statement.  Forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements.  There can be no assurance that the Company may not identify one or more material weaknesses in its internal control over financial reporting, need to restate its financial statements or conclude that investors should no longer rely upon previously issued financial statements.  Factors that might cause or contribute to such differences include, but are not limited to factors discussed under the section entitled “Risk Factors” in the Company’s reports filed with the SEC.  Many of such factors relate to events and circumstances that are beyond the Company’s control.  You should not place undue reliance on forward-looking statements. The forward-looking statements in this filing are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(4)     Exhibits.

Jamba, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 20, 2017	By:	/s/ Marie Perry
Name: Marie Perry
Title: Chief Financial Officer, Chief Administrative Officer, Executive Vice President and Secretary